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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2002


                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                                CORSO D'ITALIA 41
                                ROME, ITALY 00198
                     (Address of principal executive offices)


          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]


          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]


          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

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[TELECOM ITALIA LETTERHEAD]

PRESS RELEASE

This press release cannot be published, distributed in or sent to the United States of America, Canada and Japan

THE TELECOM ITALIA GROUP DISPOSAL PLAN CONTINUES

TELECOM ITALIA INTERNATIONAL N.V. BEGINS TO OFFER PART OF ITS STAKE IN TELEKOM AUSTRIA AG

Rome, November 4, 2002 - Today Telecom Italia International N.V. begins its offering of Telekom Austria AG shares. The offering to institutional investors through a private placement, for a maximum of 65 million shares, with a greenshoe option for a further 10 million shares, is subject to the listing of the shares on the Vienna Stock Exchange. Telecom Italia International N.V. has requested Telekom Austria AG to apply for a listing on the Vienna Stock Exchange of all shares of Telekom Austria AG not yet listed, including its own stake in Telekom Austria AG.

Communication & Media Relations: +3906.3688.2023/2066 www.telecomitalia.it/press

Investor Relations: +3906.3688.2560/2381
www.telecomitalia.it/investor

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, in Austria or elsewhere. The ordinary shares of Telekom Austria AG have not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States or for the account or benefit of U.S. persons (as such terms are defined in Regulation S under United States Securities Act of
1933) unless registered under the Securities Act or pursuant to an applicable exemption from such registration. In Austria, the ordinary shares of Telekom Austria AG will be offered exclusively by way of a non public offering to a limited circle of persons within the scope of their business or professional activity according to Section 3/1/11 of the Austrian Capital Market Act.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 4, 2002


                                                   TELECOM ITALIA S.p.A.


                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager